

March 21, 2024

Alan Rootenberg
Chief Financial Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia

> **Re: Clearmind Medicine Inc.**
> **Form 20-F for the fiscal year ended October 31, 2023**
> **Filed January 29, 2024**
> **File No. 001-41557**

Dear Alan Rootenberg:

We have reviewed your March 18, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2024 letter.

Amendment No.1 to Form 20-F for the fiscal year ended October 31, 2023

Item 19. Exhibits, page 2

1. We note you did not include the certification pursuant to Securities Exchange Act of 1934 Rule 13a-14(b) and Rule 15d-14(b) signed by each of your principal executive officer and principal financial officer for this amendment. Please amend your filing to include updated certifications that reference the amendment. Refer to question 161.01 of the Compliance and Disclosure Interpretations for Exchange Act Rules.

Please contact Jenn Do at 202-551-3743 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences